Filed by Energy Transfer Partners, L.P.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Sunoco, Inc.

Commission File No.: 1-06841

TRANSCRIPT

The following is a transcript of a joint earnings conference call held by Energy Transfer Partners, L.P. and Energy Transfer Equity, L.P. at 8:30 a.m. Central time on August 8, 2012. While every effort has been made to provide an accurate transcription, there may be typographical mistakes, inaudible statements, errors, omissions or inaccuracies in the transcript. ETP and ETE believe that none of these inaccuracies is material. A replay of the recorded conference call will be accessible for a limited time through the Energy Transfer web site at www.energytransfer.com.

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MANAGEMENT DISCUSSION SECTION

Operator

Good day, ladies and gentlemen, and welcome to the Second Quarter 2012 Energy Transfer Earnings Conference Call. All participants are in a listen-only mode at this time. Later on, we will conduct a question-and-answer session.

[Operator Instructions] As a reminder, today’s conference is being recorded for replay purposes.

And I would now like to turn the conference over to your host for today, Mr. Martin Salinas, Energy Transfer’s Chief Financial Officer. Please go ahead, sir.

Martin Salinas

Thanks, operator, and good morning, everyone. Welcome to Energy Transfer’s second quarter 2012 earnings call. With me today are Kelcy, Mackie, Tom Mason and John McReynolds, along with other members of our management team, who will be available to help answer your questions after our prepared remarks.

Today, I’ll start with a brief update on the pending Sunoco acquisition and recently announced dropdown of Southern Union into an ETP-controlled entity as well as other growth initiatives that we’re pursuing. We’ll also discuss second quarter financial and operating results for ETP, ETE and Southern Union, before going and taking your questions.

Our earnings releases, which were released yesterday after the market closed, are available on our website, and we intend to file our quarterly reports on Form 10-Q today.

I’ll also remind you that during the call I’ll be making forward-looking statements within the meaning of Section 21E of the SEC Act of 1934 based on our belief as well as certain assumptions and financial information available to us today.

Before going into second quarter results, I’d like to give you a quick update on where we stand with our pending acquisition of Sunoco and the subsequent announcement of the ETP HoldCo transaction.

We recently filed an amended S-4 proxy statement for the Sunoco transaction and expect to receive clearance soon. Once we receive clearance, the next steps will be to set the Sunoco shareholder record and meeting dates. Assuming a favorable vote at the shareholder meeting, we expect that we will be able to close the Sunoco acquisition sometime in early- to mid-October, and we couldn’t be more excited to get our hands on these assets and deliver on the unit holder value that we believe these assets will bring to bear.

Also as announced in June, contemporaneous with the Sonoco acquisition, ETE will contribute Southern Union to ETP HoldCo in exchange for a 60% equity interest in HoldCo. ETP will contribute its ownership of Sunoco, to ETP HoldCo for a 40% equity interest, though Sunoco’s equity interest in Sunoco Logistics will be transferred to ETP prior to the transaction and will not be owned by HoldCo.

Through this transaction, we resolve a timing of ETE’s drop-down of the Southern Union assets without the need for external equity or debt financing of these assets. And we’ve substantially increased ETP scale of operations and ability to serve more customers in the rapidly expanding midstream marketplace.

The new HoldCo will be governed by a five-person Board of Directors with three from ETP and two from ETE, and HoldCo will be consolidated by ETP in its financial statements. Sonoco and Southern Union will continue to operate as separate entities under HoldCo, and the SUG Board of Directors will remain in place.

Now turning to a projects update and I’d like to briefly comment on our portfolio of midstream and liquids-rich growth projects which will support growth in our distributable cash flow while continuing to diversify our business mix.

We continue to make significant progress on our projects in both our midstream and NGL segments. We should see our Justice NGL Pipeline, phase two of the REM pipeline and our Red River Gathering pipeline and our Karnes County Processing Plant go in service later this year on time and on budget. We also expect phase one of our Jackson County processing plant and Lone Star’s West Texas Gateway Pipeline and first Mont Belvieu fractionator to go in service no later than January of 2013.

In addition, we are actively evaluating more than $2 billion of growth capital projects in the midstream, NGL and crude space, which could be announced over the next year or so. And deliver additional distributable cash flow into 2013 and into 2014. And we couldn’t be more excited about our ability to execute on these projects.

Now turning our attention to the results and I will start with ETP’s: ETP’s adjusted EBITDA was $466.4 million, up approximately 20% from Q2 of 2011. Distributable cash flow for the quarter was $275.2 million, an increase of $51.9 million from this time last year. These increases are primarily due to our interstate segment, which is seeing the benefits of the contractual ramp-ups that FEP and Tiger as well as our 50% interest in Citrus, one that we acquired in March of this year.

For the quarter, ETP will pay its unit holders $0.89375 for the quarter or $3.575 on an annualized basis per unit on August the 14th to our unit holders of record as of August the 6th.

Now, from a segment level perspective and I’ll begin with our midstream segment where our Q2 2012 adjusted EBITDA was $93.4 million, that’s down slightly from the second quarter of last year, and was primarily driven by lower NGL prices as well as higher SG&A and operating expenses.

For the quarter, NGL-produced volumes increased 63% from the prior year to almost 82,000 barrels per day, primarily driven from growth projects in the Eagle Ford Shale, which resulted in increased fee-based revenues of roughly $16.1 million.

Non-fee-based contracts and processing margins declined approximately 9% from last year as the impact of lower NGL prices was partially offset by an increase in equity NGL volumes.

With a large portfolio of fee-based growth projects expected to be online over the next six to 12 months, we expect our midstream segment to represent a larger portion of our overall business mix and contribute significantly to cash flow growth in late 2012 and into 2013.

Turning to our interstate transportation segment, adjusted EBITDA for the quarter was $184.4 million, a 121% increase from this time last year; and primarily driven as I said before, by contractual ramp-ups of FEP and Tiger as well as the addition of a 50% interest in Citrus.

As I mentioned on our first quarter earnings call, both Tiger and FEP have completed their contractual ramp up-periods and are now collecting the full amount of demand fees under the long-term contracts we have with our shippers on these two pipelines.

For the quarter, adjusted EBITDA attributable to ETP’s share of FEP increased $5 million to $18.5 million and adjusted EBITDA attributed to Citrus was roughly $77 million for the quarter.

Now looking at our NGL transportation and services segment, where adjusted EBITDA was $39 million for the quarter, that’s a 58% increase from Q2 of 2011, primarily driven by the results from Lone Star but also wholly-owned and JV pipelines that were recently placed in service.

Our NGL transportation volumes averaged 176,000 barrels per day for the quarter. That’s a 37% increase as compared to last quarter of 2011 and this is primarily driven by increased volumes transported on our wholly-owned NGL pipelines as a result of more production in the Eagle Ford area. Average NGL transportation volumes were also up, increasing 35% to roughly 21,000 barrels per day for the quarter. This was due in large part due to increased production at our Geismar, Louisiana fractionation facility as a result of less refinery downtime for turnarounds. We also expect to see our volumes and margins in our NGL segment continue to increase as recently or soon to be completed projects contribute to an already solid platform of NGL services we provide our customers.

Now looking at our intrastate transportation and storage segment, adjusted EBITDA for the quarter was $156.9 million, down approximately 8% from Q2 of 2011, primarily due to lower transported volumes as a result of continued unfavorable natural gas price environment. Our transportation volumes in Q2 averaged 9.9 Bcf a day, that’s down about 1.4 Bcf a day from Q2 of 2011 and driven primarily by the continued low natural gas price environment and narrower basis differentials.

Our transportation fees were down $20.3 million. That’s primarily due to a change in the customer contract that impacted the timing of recording our demand fees, as well as unfavorable impact on the decline in transported volumes of roughly $4 million.

Our retained fuel was also down $20 million for the quarter, primarily due to lower gas prices and slightly lower volumes, but realized gains on commodity derivatives of about $6 million were recorded in other natural gas sales and other, which helped to offset the decline. And to mitigate our exposure to lower natural gas prices, we have hedged approximately 60,000 MMBtus/d at an average price of $3.60 for the remainder of 2012. And have hedged approximately 20,000 MMBtus/d for 2013 at an average price of $3.24.

Margins from sales of natural gas and other activities increased $14.3 million, and was primarily driven by favorable mark-to-market impact associated with our commercial optimization activities of $22.3 million, offset by a decline of $11.4 million in margin where we utilized third-party processing.

We also experienced a $3.5 million decrease in natural gas costs compared to the same period of 2011. Our storage margin was $35.0 million for the quarter, an increase of $16 million, primarily driven by an increase in inventory valuation and derivatives settled during the period due to higher gas prices during the quarter-end. And as of June 30, we had approximately 50,000 Bcf in the ground, managed for our own account that we now expect to withdraw in late 2012, early 2013.

And lastly, in our propane segment, which now only consists of our equity investment in AmeriGas. Our adjusted EBITDA for the second quarter was $1.7 million, a decline of $10.5 million from Q2 of 2011. This was primarily driven by the contribution of our propane operation to AmeriGas in January of this year. Also, we recorded equity in losses related to AmeriGas of $36.4 million. However, we have received cash distributions from AmeriGas of $23.7 million in the second quarter. That’s an increase of $1.1 million from the first quarter of this year.

That concludes our remarks on our results for the quarter, I’ll now move over to our CapEx, where in the second quarter 2012 we invested a total of $690 million with the majority of that spent in our midstream and NGL segments, primarily on our Eagle Ford Shale-related projects and NGL pipeline and fractionation projects at Lone Star.

Our maintenance CapEx for the second quarter was $30.4 million; $19.5 million was spent on our midstream, intrastate and NGL segments, $8.7 million spent in our interstate segment and the remainder spent in other segments.

As we plan for the remainder of 2012, we expect to spend between $1.15 billion and $1.3 billion of growth CapEx, which includes $450 million to $500 million in our midstream segment, $700 million to $800 million in our NGL segment, and these numbers do not reflect the impact of $200 million to $250 million in contributions from Regency for their 30% share of Lone Star-related growth projects.

We also expect to spend between $50 million to $60 million on maintenance CapEx for the remainder of the 2012, which includes intrastate pipeline integrity and well-connects, interstate pipeline integrity and maintenance in our Lone Star JV.

For our Southern Union assets, we expect to spend between $50 million and $100 million of growth in CapEx for the remainder of 2012 and roughly $100 million to $120 million on maintenance CapEx. And as it relates to ETP’s liquidity, on July the 3rd, ETP completed an equity offering of 15.5 million common units. The net proceeds of roughly $670 million were used to repay outstanding borrowings under ETP’s revolver, providing for approximately $2.45 billion of revolver availability as of July the 27th, which leaves us enough liquidity to fund planned capital expenditures for at least the next 12 months. However, we will continue to keep a close eye on the capital markets and opportunistically raise debt and equity to fund our growth CapEx needs, maintain sufficient liquidity and certainly manage our credit metrics to maintain our investment grade credit metrics.

Now moving on to Southern Union’s results. Adjusted EBITDA for the second quarter was $162.2 million. That compares to $254 million for the second quarter of 2011. Quarter-over-quarter results were lower, largely due to the sale of Citrus to ETP in March of 2012, the impact of lower realized NGL prices in the gathering and processing segment and acquisition-related expenses of roughly $2.3 million at Southern Union during the second quarter.

In the gathering and processing segment, adjusted EBITDA was $22.4 million. That compares to $39.5 million for the second quarter of 2011 as lower average NGL prices offset increased NGL produced volumes. And within the transportation and storage segment, adjusted EBITDA was $115.9 million in Q2 of 2012, that’s down $87.4 million from last quarter of 2011, primarily driven by lower contributions from Panhandle of $14 million and lower adjusted EBITDA of $73.3 million, due to the sale of Citrus to ETP.

And within the distribution segment, with the LDC business, adjusted EBITDA increased approximately $11 million from Q2 of 2011 to Q2 of 2012, primarily due to a decrease in operating, maintenance and general expenses as well as increases in net operating revenues, which resulted from the impact of new customer rates at New England Gas Company.

Now looking at ETE, distributable cash flow was $158.2 million after adjusting for certain acquisition-related costs for the second quarter. That compares to roughly $125 million for Q2 of 2011. ETE’s cash distribution from ETP before the impact of IDR relinquishments was $170.7 million for the quarter; that compares to $153 million this time last year.

Net of the IDR relinquishment, which ETP agreed to as part of the ETP’s acquisition of Citrus, cash distributions from ETP were $157 million for the second quarter. For the same period, ETE’s cash distributions from Regency was $15.5 million, a 7% increase from this time last year. And distributions to ETE unit holders will be $0.625 per unit on a quarterly basis; that’s $2.50 per unit on an annualized basis, which will be paid on August 17 to our unit holders of record as of August the 3rd.

And from an ETE perspective, it stands to benefit from not only the ETP SUN merger but also the ETP HoldCo transaction as the transaction will create a best in class natural gas, crude oil, NGLs and refined products logistics platform, but also further Energy Transfer’s long-term initiative to expand its business mix, diversify and grow its cash flows while also providing for numerous commercial opportunities through Sunoco Logistics’ complementary asset base and a significant inventory of attractive highly accretive growth projects.

In closing, we are very proud of what we have done over the last several years. Particularly in the light of the headwinds we’ve endured in the commodities markets and the continued volatility in the capital markets. We have not only significantly increased our size and scale, but we’ve also expanded our suite of midstream services that are bar none.

We don’t think there’s a mission company out there that could provide the same amount of services that we can in so many prolific producing basins across the U.S. and the Sunoco HoldCo transaction will only enhance that.

While we continue to pursue significant growth opportunities across areas where our assets are or where we intend to be a significant player, we are committed to simplifying our structure. We intend to take steps in the not too distant future to put the assets we’ve acquired in the right places, while continuing to deliver on unit holder value, primarily through increased distributable cash flow growth across the entities under Energy Transfer’s control.

With that operator, that concludes my prepared remarks. Let’s open up the line for questions. Thank you.

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Q&A

Operator

[Operator Instructions] And our first question is coming from the line of Gabe Moreen, Bank of America.

<Q—Gabriel Moreen>: Hi. Good morning, everyone.

<A—Martin Salinas>: Good morning, Gabe.

<Q—Gabriel Moreen>: Couple questions, Martin, on the ETE results and just thinking about I guess, cash taxes, cash interest expense, whether the second quarter numbers were a good run rate to use going forward for those items? And then also in terms of where you guys feel you are in terms of synergies with the legacy Southern Union assets and how much of that showed up in the quarter and how much you think still has to show up or still will show up?

<A—Martin Salinas>: Yeah. I guess on ETE are you referring to just the standalone results for ETE or on a consolidated basis?

<Q—Gabriel Moreen>: Standalone.

<A—Martin Salinas>: Standalone. Yeah, I think for cash interest expense, this quarter probably represents a good quarter going forward. We picked up the entire period on the term loan and obviously you have the existing senior notes in place. So I think that’s a good number. From a tax perspective, really don’t see a lot of taxes being paid at the ETE level, so that really should be minimal going forward.

With respect to synergies, we’re going to continue to see those as we integrate those assets. As we said before, I think it’s going to take a good 18 to 24 months to get that into our system and start seeing those results.

<Q—Gabriel Moreen>: Got it. And then if I can ask maybe on kind of the post-HoldCo transaction. The level of leverage you’re contemplating at the HoldCo, when that’s ultimately formed, and then also I guess a bit more maybe about the strategic rationale, just kind of hopefully minimizing cash taxes for taxable subs, is it possibly effectuate asset sales a little bit easier, if you could maybe touch on some of those?

<A—Martin Salinas>: Yeah, you bet. With respect to leverage at HoldCo, when you drop in the Sunoco assets, the debt comes with that. When you drop in the Southern Union assets, the debt drops in with that. We are putting on some internal leverage at HoldCo to allow for some additional synergies to be had there. I’d need to go back and look and see what that ultimately would end up. But what I can say is that all that gets consolidated up into ETP, so whatever inter-company financing we’re doing at the HoldCo level, when we report it out to the Street, it will be on a consolidated basis. So we may not see it and we don’t intend to put any additional external leverage at the HoldCo level. So all that you’ll see there, what’s existing today is the Sun debt; once that transaction gets consummated and then the SUG debt following down into HoldCo.

With respect to strategy, and I guess kind of the rationale behind HoldCo, there were a number of things that we were focusing on. I think it was clear when we were attempting to acquire Southern Union, we would have preferred it to be at the ETP level, principals at Southern Union saw that a little bit differently. In order to get a transaction done, we ultimately agreed on ETE being the currency to acquire that acquisition. With the thought that down the road we would move MLP assets into the operating MLPs whether it would be ETP or Regency.

The HoldCo transaction really pushes the control of those assets down into ETP, which we’re pretty excited about. That gives our commercial teams the ability to go out and talk to our customers and really provide a very exceptional and robust suite of midstream services across many geographic basins, which is key in this competitive environment. So that was a key strategy.

We also, from an investment grade perspective with HoldCo being consolidated up into ETP, gives, from a credit perspective, ETP increased size, scale, but also the diversification that the rating agencies certainly look at. Based on the feedback we got from the agencies, it was very favorable. And then there are also additional synergies within the HoldCo structure that we think we’ll be able to take advantage of, of which some of those are going to be taxes.

<Q—Gabriel Moreen>: Okay. Thanks, Martin. That’s helpful. And last one from me, is just latest thinking in terms of asset divestitures, whether legacy Southern Union assets or prospectively any of the Sunoco assets?

<A—Kelcy L. Warren>: Hey, Gabe, this is Kelcy. Sure, I think that there’s been speculation that the Missouri and Massachusetts LDCs at some point might be part of a divestiture. And I would say that that’s a very reasonable possibility, very reasonable. So we are considering that.

Also we believe that there would be more distributable cash flow generated if in fact the – I still refer to it as the Sid Richardson assets, but I think they’re called the Southern Union Gas Services. If those assets were to find their way into our MLP structure, we believe that that makes more sense. There’s just more operating synergies that can’t be taken advantage of with those assets remaining where they are. So I do believe that those are two obvious ones that I would not be surprised to see us move on something with those two assets in the near future and quite possibly others as well.

<Q—Gabriel Moreen>: Got it. Thanks, Kelcy; thanks, Martin.

<A—Martin Salinas>: Thanks, Gabe.

Operator

At this time I’m showing no further questions in queue. I would like to turn the call back over to Mr. Martin Salinas for any closing remarks.

Martin Salinas

Great. Thanks, everyone, for being on today’s call. And we’ll talk to you at private conference here in the not too distant future. Thank you.

Operator

Ladies and gentlemen that concludes today’s conference. We thank you for your participation. You may now disconnect. Have a great day.

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IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed business combination transaction between ETP and Sunoco, Inc. (“Sunoco”), ETP plans to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will contain a proxy statement/prospectus to be mailed to the Sunoco shareholders in connection with the proposed transaction. THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WILL CONTAIN IMPORTANT INFORMATION ABOUT ETP, SUNOCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY/PROSPECTUS CAREFULLY WHEN THEY BECOME AVAILABLE. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus and other documents filed with the SEC by ETP and Sunoco through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus by phone, e-mail or written request by contacting the investor relations department of ETP or Sunoco at the following:

Energy Transfer Partners, L.P.	Sunoco, Inc.
3738 Oak Lawn Ave.	1818 Market Street, Suite 1500
Dallas, TX 75219	Philadelphia, PA 19103
Attention: Investor Relations	Attention: Investor Relations
Phone: (214) 981-0795	Phone: (215) 977-6764
Email: InvestorRelations@energytransfer.com	Email: SunocoIR@sunocoinc.com

PARTICIPANTS IN THE SOLICITATION

ETP and Sunoco, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions contemplated by the merger agreement. Information regarding directors and executive officers of ETP’s general partner is contained in ETP’s Form 10-K for the year ended December 31, 2011, which has been filed with the SEC. Information regarding Sunoco’s directors and executive officers is contained in Sunoco’s definitive proxy statement dated March 16, 2012, which is filed with the SEC. A more complete description will be available in the registration statement and the proxy statement/prospectus.

SAFE HARBOR FOR FORWARD-LOOKING STATEMENTS

Statements in this document regarding the proposed transaction between ETP and Sunoco, the expected timetable for completing the proposed transaction, future financial and operating results, benefits and synergies of the proposed transaction, future opportunities for the combined company, and any other statements about ETP, Energy Transfer Equity, L.P. (“ETE”), Sunoco Logistics Partners, L.P. (“SXL”) or Sunoco managements’ future expectations, beliefs, goals, plans or prospects constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements that are not statements of historical fact (including statements containing the words “believes,” “plans,” “anticipates,” “expects,” estimates and similar expressions) should also be considered to be forward looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward looking statements, including: the ability to consummate the proposed transaction; the ability to obtain the requisite regulatory approvals, Sunoco shareholder approval and the satisfaction of other conditions to consummation of the transaction; the ability of ETP to successfully integrate Sunoco’s operations and employees; the ability to realize anticipated synergies and cost savings; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, suppliers, customers and competitors; the ability to achieve revenue growth; national, international, regional and local economic, competitive and regulatory conditions and developments; technological developments; capital and credit markets conditions; inflation rates; interest rates; the political and economic stability of oil producing nations; energy markets, including changes in the price of certain commodities; weather conditions; environmental conditions; business and regulatory or legal decisions; the pace of deregulation of retail natural gas and electricity and certain agricultural products; the timing and success of business development efforts; terrorism; and the other factors described in the Annual Reports on Form 10-K for the year ended December 31, 2011 and subsequent quarterly reports on Form 10-Q filed with the SEC by ETP, ETE, SXL and Sunoco. ETP, ETE, SXL and Sunoco disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this document.